China Nuvo Solar Energy, Inc.
319 Clematis Street, Suite 703
West Palm Beach, Florida 33401
Telephone (561) 514-9042
Facsimile (561) 514-9046

September 23, 2009

Kristin Lochhead
Reviewing Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:     China Nuvo Solar Energy, Inc.
Form 10-KSB for the fiscal year ended July 31, 2008
Filed November 13, 2008
Forms 10-Q for the quarters ended October 31, 2008, January 31, 2009 and April 30, 2009
File No. 333-48746

Dear Ms. Lochhead:

We are in receipt of your letter dated August 14, 2009 regarding our Form 10-KSB for the fiscal year ended July 31, 2008 and Forms 10-Q for the quarters ended October 31, 2008, January 31, 2009 and April 30, 2009.    Please see our responses below; we have numbered them to correspond with your comments.

For all comments and findings where we have agreed to revise one or more of the filings we will submit all revisions on the appropriate forms once we have cleared all comments with you.  Management intends to file one revised statement for each period on the appropriate annual or quarterly forms which include all the revisions.

Form 10-KSB for the Fiscal Year Ended July 31, 2008

Note 1.  Organization, basis of presentation and summary of significant accounting policies, page F-8

Organization, page F-8

Item 1.   Based on our review of your comments and that the underlying shares have not been issued, the Company will not reflect the spin off in its historical financial statements.  The distribution of the shares has not occurred and we will revise our financial statements accordingly.

Item 2.  The shares have not been currently issued and accordingly the Company will not reflect the spin off in its historical financial statements.

 Item 3.  We plan on amending our financial statements to remove the effects of the sale of Torpedo and any other transactions related to predecessor companies.

Form 10-QSB for the quarterly period ended October 31, 2008 and January 31, 2009

Disclosure Controls and Procedures

Item 4.  We plan on amending the October 31, 2008 and January 31, 2009 Forms 10-Q to disclose that the DC&P was also not effective as of those dates.  We will amend these filings once we have cleared all of your comments.

Form 10-QSB for the quarterly period ended April 30, 2009

Item 5.  As stated above when we file future reports including any amended reports we will use the standard forms as required by the new smaller reporting company guidelines.  The information included in our quarterly report would not be materially different if filed in accordance with the requirements of Form 10-Q for the quarters ended October 31, 2008, January 31, 2009 and April 30, 2009.

Condensed Consolidated Statements of Operations, page F-3

Item 6.  We will revise future filings as appropriate to present the stock- based compensation in the same line or lines as cash compensation paid to the same employees.

Item 7.  We will include the amortization of debt issuance costs to interest expense in our revised filings.

Note 4.  Convertible Debentures Payable, page F-13

Item 8.  We issued 17,030,297 shares of our common stock upon the conversionof $73,500 of debentures.  We will revise the financial statements accordingly.

Disclosure Controls and Procedures, page 24

Item 9.  We intend to amend the Form 10-Q for the quarters ended January 31, 2009 and April 30, 2009 to remove the disclosure of the assessment of internal control over financial reporting.

Item 10.   There were no changes in our internal control over financial reporting during the quarter ended April 30, 2009.

Comment letter dated July 24, 2009

Item 11.  We acknowledge that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/S/ BARRY HOLLANDER

Barry Hollander
Chief Financial Officer